Exhibit 34.1

Deloitte & Touche LLP 111 S Wacker Drive Chicago, IL 60606 USA Tel: 312-486-1000 Fax: 312-247-1486 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Discover Bank

New Castle, DE

We have examined management of Discover Bank’s assertion, included in the accompanying Management’s Assertion on Compliance with Regulation AB Criteria, that Discover Bank (the “Bank”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the Discover Card Master Trust I and Discover Card Execution Note Trust Asset-Backed Securities Platform (the “Platform”), excluding criteria 1122 (d)(1)(iii), (d)(1)(iv), (d)(2)(iii), (d)(2)(iv), (d)(2)(v), (d)(2)(vi), (d)(3)(iii), (d)(3)(iv), (d)(4)(i), (d)(4)(iv), (d)(4)(vi), (d)(4)(vii), (d)(4)(viii), (d)(4)(ix), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), (d)(4)(xiii), (d)(4)(xiv), and (d)(4)(xv), (the “servicing criteria”), as of and for the year ended December 31, 2021, which management has determined are not applicable to the activities performed by the Bank with respect to the Platform. Appendix A to management’s assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Bank’s compliance with the servicing criteria and its assertion. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Bank performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Bank during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report. We believe that the evidence we obtained in our examination is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Bank complied with the aforementioned servicing criteria as of and for the year ended December 31, 2021, for the Discover Card Master Trust I and Discover Card Execution Note Trust Asset-Backed Securities Platform is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP

Chicago, IL

March 23, 2022